May 27, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

  David Manion

Re:	John Hancock Funds II (the “Trust”) — File No. 333-286796

Registration Statement on Form N-14

Dear Mr. Oh and Mr. Manion:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 6, 2025, from David Manion of the accounting staff of the Securities and Exchange Commission (the “SEC”) and on May 21, 2025 from Sonny Oh of the disclosure review staff of the SEC with respect to the registration statement on Form N-14 (the “Registration Statement”) related to the registration of shares of John Hancock Small Cap Dynamic Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock New Opportunities Fund, also a series of the Trust (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on April 28, 2025, accession no. 0001193125-25-099905.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

With respect to the comments received from Mr. Manion on May 6, 2025, the Trust responds as follows:

Comment 1 — In the expense tables shown throughout the Registration Statement, there are differences between the gross and net ratio for several share classes of both the Target Fund and Acquiring Fund, please explain the differences.

Response to Comment 1 — The Trust has updated the disclosure with footnotes to explain the differences.

Comment 2 — Several sections of the Registration Statement state that “Sales of portfolio securities by the Acquiring Fund after the Reorganization are expected to have no cost.” Please explain what is meant by this statement or if appropriate, please strike.

Response to Comment 2 — The Trust has struck the statement.

K&L GATES LLP

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Securities and Exchange Commission May 27, 2025

Comment 3 — Under “COMPARISON OF EXPENSES – The Funds’ Expenses,” the disclosure states the “twelve month period ended February 28, 2025” please confirm this should not read the “six month period ended February 28, 2025,” and update if necessary.

Response to Comment 3 — The Trust confirms the information is as of the twelve month period ended February 28, 2025.

Comment 4 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Board Consideration of the Reorganization,” please include whether the Board considered the higher advisory fee of the Acquiring Fund and if so please include in the discussion.

Response to Comment 4 — The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment, and that the consideration of such factors is reflected in the noted disclosure. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 5 — Under “FURTHER INFORMATION ON THE REORGANIZATION – Tax Consequences of the Reorganization” and wherever else applicable in the Registration Statement, please update the date from August 31, 2024 to February 28, 2025.

Response to Comment 5 — The Trust has updated the date where applicable.

Comment 6 — In the Capitalization Table the total net assets do not appear to include Class 1 shares for the Target Fund, please update to include Class 1 shares.

Response to Comment 6 — The Trust has updated the capitalization table to include Class 1 shares of the Target Fund.

Comment 7 — In the Capitalization Table, please add total allocated costs.

Response to Comment 7 — The Trust has added total allocated costs in a footnote to the Capitalization Table.

Comment 8 — The Staff notes the recent addition of an expense cap for the Acquiring Fund. Are any expenses of the Reorganization to be picked up by the Advisor in connection with the new expense cap?

Response to Comment 8 — The Trust does not expect that the Advisor will be responsible for expenses of the Reorganization due to the expense cap of the Acquiring Fund.

Comment 9 — Under the Capitalization Table, please update the conversion ratios to be as of the date of the Capitalization Table, April 22, 2025.

Response to Comment 9 — The Trust has updated the conversion ratios to be as of April 22, 2025.

Comment 10 — In the Statement of Additional Information, under “Incorporation by Reference” please also include the semiannual reports.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

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Securities and Exchange Commission May 27, 2025

Response to Comment 10 — The Trust has updated the filing to include the semiannual reports in the SAI.

With respect to the comments received from Mr. Oh on May 22, 2025, the Trust responds as follows:

Comment 1 — The Staff reminds the Trust that where a comment is made in one location it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure corresponding changes are made to similar disclosure.

Response to Comment 1 — The Trust acknowledges the Staff’s comment and will ensure changes to disclosure related to the Staff’s comments are carried through to similar disclosure throughout the Registration Statement.

Comment 2 — In the Shareholder Letter and throughout the Registration Statement there is discussion stating that expense ratios of the classes of shares to be received in the Reorganization will be lower than the current expense ratios of the Target Fund after expense waivers. Please discuss the status of the expense ratios both before and after expense waivers.

Response to Comment 2 — The Trust has added language to the Registration Statement addressing the status of the expense ratios before expense waivers.

Comment 3 — The Staff notes that certain information was omitted and reflected as empty brackets in the filing. Please fill in all missing information and remove brackets throughout the Registration Statement.

Response to Comment 3 — The Trust confirms all bracketed information will be completed in the definitive filing.

Comment 4 — On the Proxy Statement/Prospectus cover page, under “How the Reorganization will Work,” please supplementally explain what liabilities may arise for the Target Fund under the Agreement and Plan of Reorganization.

Response to Comment 4 — Supplementally, the Trust notes that the liabilities being referred to are those arising out of the Reorganization, which would be paid out of the Target Fund’s assets (and therefore reduce the assets being acquired) and any liabilities incurred by the Target Fund arising from or related to a breach by the Target Fund of a representation or covenant under the Agreement and Plan of Reorganization.

Comment 5 — On page 2 of the Proxy Statement/Prospectus, under “Rationale for the Reorganization,” the disclosure states “After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.” Please clarify that this applies both to the Acquiring Fund and the combined fund.

Response to Comment 5 — The Trust has added the following underlined clarifying language:

After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund (and the shareholders of the combined fund if the Reorganization is approved), would increase.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

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Securities and Exchange Commission May 27, 2025

Comment 6 — On page three of the Proxy Statement/Prospectus, under “Where to Get More Information,” please make reference to and hyperlink the Class 1 prospectus for the Target Fund.

Response to Comment 6 — The Trust has added the Class 1 prospectus for the Target Fund.

Comment 7 — In the Table of Contents, please add captions for “Capitalization” and “Experts.”

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — Under “PROPOSAL – REORGANIZATION OF JOHN HANCOCK NEW OPPORTUNITIES FUND,” please provide the dollar amount and basis points for the direct costs of the Reorganization incurred by the Advisor, Target Fund, and Acquiring Fund.

Response to Comment 8 — The Trust has revised the disclosure to include the dollar amount and basis points for the direct costs of the Reorganization.

Comment 9 — Under “COMPARISON OF FUND CLASSES,” please confirm whether the Target Fund offers Class NAV shares and if they are involved in the Reorganization. If they are not, please ensure Class NAV shares are not listed as a class involved in the Reorganization in the filing.

Response to Comment 9 — The Trust confirms that Class NAV shares of the Target Fund ceased operations in 2019. Prospectuses for Class NAV shares since that time are shelf registrations. The Trust has added disclosure to the Registration Statement clarifying this point and will ensure they are not a listed class in the Reorganization.

Comment 10 — Under “COMPARISON OF EXPENSES – The Funds’ Expenses,” in the first footnote to the fee tables, there is disclosure that states, “During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets.” Please clarify which Fund this information is with regard to.

Response to Comment 10 — The Trust notes that footnote 1 to the fee tables is anchored to the “Contractual expense reimbursement” line item for each of the Target Fund, Acquiring Fund and Pro Forma combined fund columns. Footnote 1 is applicable to each Fund and the combined fund as written. As such, the Trust respectfully declines to make changes in response to this comment.

Comment 11 — Under “COMPARISON OF ADVISORY ARRANGEMENTS,” please revise the disclosure to include any differences in the advisory and subadvisory agreements, notwithstanding that they are substantially identical.

Response to Comment 11 — The Trust has replaced the disclosure as follows:

Your Fund and the Acquiring Fund are parties to the same advisory agreement. As such, they are subject to the same terms with the exception of the management fees. Your Fund’s and the Acquiring Fund’s subadvisory agreements are substantially similar except for minor differences with regard to aggregating purchases and sales, limitation of liability, conflicts of interest, confidentiality and the subadviser fees.

K&L GATES LLP

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Securities and Exchange Commission May 27, 2025

Comment 12 — Under “COMPARISON OF ADVISORY ARRANGEMENTS,” please explain supplementally, why aggregate net assets is defined or if appropriate, please strike.

Response to Comment 12 — The Trust has struck the language.

Comment 13 — Under “COMPARISON OF ADVISORY ARRANGEMENTS,” there are asterisk footnotes to the management fee table for the Target Fund and the Acquiring Fund. If the footnotes are meant to convey the same thing, please consider revising the language to match.

Response to Comment 13 — The Trust respectfully notes that the language mirrors what is contained in the advisory agreement and therefore respectfully declines to make changes in response to this comment.

Comment 14 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Board Consideration of the Reorganization,” please ensure any material considerations adverse to the proposal are disclosed and fairly described.

Response to Comment 14 — The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment, and that the consideration of such factors is reflected in the noted disclosure. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 15 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Board Consideration of the Reorganization,” please confirm with respect to the second listed factor, that the Board took into account that prior to November 29, 2023 the Acquiring Fund was managed by a different subadvisor pursuant to different investment strategies and that performance prior to that date should not be attributed to the Acquiring Fund’s current subadvisor, Axiom.

Response to Comment 15 — The Trust so confirms.

Comment 16 — Under “Additional Terms of the Agreement and Plan of Reorganization – Expenses of the Reorganization,” please confirm supplementally that any expense reimbursements are not subject to recoupment by the Advisor.

Response to Comment 16 — The Trust confirms that waived or reimbursed expenses are not subject to recoupment by the Advisor.

Comment 17 — Under “Additional Terms of the Agreement and Plan of Reorganization – Expenses of the Reorganization,” please review the last two paragraphs as some of the disclosure is repetitive.

Response to Comment 17 — The Trust has updated the filing to remove any repetitive disclosure.

Comment 18 — Under “INFORMATION CONCERNING THE MEETING – Telephone Voting,” the disclosure states that the Fund may use Signature Services or a third-party solicitation firm. Please clarify

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

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Securities and Exchange Commission May 27, 2025

whether Signature Services is a third-party and if a third-party solicitation firm is to be used, provide the firm’s name and associated cost.

Response to Comment 18 — The Trust respectfully refers the Staff to the section “Solicitation of Proxies” under “INFORMATION CONCERNING THE MEETING.” The disclosure in this section defines and describes Signature Services as the Fund’s transfer agent. The Trust does anticipate using a third-party solicitation firm and had added disclosure related to the proxy solicitation firm and the associated cost.

Comment 19 — Under “INFORMATION CONCERNING THE MEETING – Internet Voting,” please ensure that telephone numbers for each share class are included.

Response to Comment 19 — The Trust has updated the filing to include phone numbers applicable to each share class.

Comment 20 — In the Statement of Additional Information, in the second paragraph please add the following language at the end of the first sentence, “…in connection with solicitation by the Target Fund, proxies to be voted at the special meeting of shareholders of the Target Fund to be held August 6, 2025.”

Response to Comment 20 — The Trust has added the requested language.

Comment 21 — In the Statement of Additional Information, please ensure phone numbers for each share class are included.

Response to Comment 21 — The Trust has updated the filing to include phone numbers applicable to each share class.

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes

Abigail P. Hemnes

Cc:	Thomas Dee, Assistant Secretary of the Trust

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

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